Exhibit 4.26

Summary of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants,  entered into on March 23, 2017, in connection with Fazenda Araucária

Parties: Imobiliária Araucária Ltda., as Seller, Fabricio Fries, as Buyer, Celso Fries, as Guarantor; and Brasilagro – Companhia Brasileira de Propriedade Agrícolas, as Intervening-consenting party.

Purpose:  The commitment to sell a total area of 274.14 hectares, of which approximately 196 hectares are arable, to be dismantled from Fazenda Araucária, for the total price, in Brazilian national currency (Reais), equivalent 200,020 bags of soybeans, to be paid in five annual installments, as follows: (i) the first installment, in the amount, in Brazilian Reais, equivalent to 39,254 bags of soybeans, shall be paid upon signature of the Private Instrument of Commitment for the Sale and Purchase of Rural Property; (ii) the second installment, also in the amount, in Brazilian Reais, equivalent to 39,254 bags of soybeans, shall be paid on February 28, 2018; (iii) the third installment, in the amount, in Brazilian Reais, equivalent to 43,184 thousand of bags of soybeans, shall be paid on February 28, 2019; (iv) the fourth installment, in the amount, in Brazilian Reais, equivalent to 39,254 bags of soybeans, shall be paid on February 28, 2020; and, finally (v) the fifth installment, also in the amount, in Brazilian Reais, equivalent to 39,254 bags of soybeans, shall be paid on February 28, 2021.

The price of each soybean bag shall only be determined on the maturity date of each installment of the purchaseprice.  Bearing that in mind, pursuant to section 3.1.7 of this private instrument, for purposes of calculating the actual amounts, in Brazilian Reais, of each of the installments of the total purchase price of the area, the quotation of the gross price of the soybean bag  that is freely and timely negotiated by the Seller on behalf of the Buyer with local commodities trading companies, will be used.